

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Michael Dinsdale
Chief Financial Officer
Plum Acquisition Corp. I
2021 Fillmore St. #2089
San Francisco , California 94115

     Re: Plum Acquisition Corp. I
          Form 10-K for the year ended December 31, 2021
          Filed April 22, 2022
          File No. 001-40218

Dear Mr. Dinsdale:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction